Filed by Lord Abbett Municipal Income Fund, Inc.

(on behalf of its series, Lord Abbett National Tax-Free Income Fund)

pursuant to Rule 425 of the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-6 under the

Securities and Exchange Act of 1934, as amended

Subject Company:

Lord Abbett Municipal Income Fund, Inc.

(on behalf of its series, Lord Abbett AMT Free Municipal Bond Fund)

Commission File No. 811-03942

LORD ABBETT MUNICIPAL INCOME FUND, INC.

Lord Abbett AMT Free Municipal Bond Fund

Supplement dated February 1, 2019 to the

Summary Prospectus, Prospectus, and Statement of Additional Information

dated February 1, 2019

The prospectus of the Lord Abbett AMT Free Municipal Bond Fund (the “Fund”) is supplemented with the following:

The Board of Directors of the Fund (the “Board”), upon the recommendation of Lord, Abbett & Co. LLC (“Lord Abbett”), has approved a proposal to reorganize the Fund into another fund that is managed by the same lead portfolio manager that manages the Fund, Lord Abbett National Tax Free Income Fund (“National Tax Free Fund”), also a series of Lord Abbett Municipal Income Fund, Inc., to create a single larger fund (the “Reorganization”). The Reorganization is expected to result in cost savings for the Fund and its shareholders.  A full description of National Tax Free Fund, the similarities and differences between it and the Fund, and the Reorganization will be contained in a prospectus, which is expected to be mailed to shareholders in February 2019. Shareholder approval of the Reorganization is not required, and therefore Fund shareholders will not be asked to vote on the Reorganization.

Under the terms of the Reorganization, the assets and liabilities of the Fund will be transferred to National Tax Free Fund in return for shares of National Tax Free Fund (the “Reorganization Shares”) with equal total net asset value as of the valuation date and time described in the prospectus. The Reorganization Shares will be distributed pro rata to shareholders of the Fund in exchange for their Fund shares, in complete liquidation of the Fund. Shareholders will receive Reorganization Shares of the same class as the Fund shares they held.

The Reorganization is expected to qualify as a tax free reorganization for federal income tax purposes. Despite the tax-free nature of the Reorganization itself, the Fund may dispose of certain portfolio holdings as part of a portfolio repositioning prior to and in connection with the Reorganization. Any such dispositions may result in brokerage commissions or other transaction costs, and such transactions are expected to generate capital gains. Any capital gains recognized in these transactions on a net basis, after reduction by any available losses, will be distributed to the Fund’s shareholders as capital-gain dividends (to the extent of net realized long-term capital gains in excess of net realized short-term capital losses) or ordinary dividends (to the extent of net realized short-term capital gains in excess of net realized long-term capital losses) during or with respect to the year of sale, and such distributions will generally be taxable to shareholders. Because the Reorganization will end the tax year of the Fund, it will accelerate distributions to shareholders from the Fund for its short tax year ending on the date of the Reorganization. Those tax year-end distributions will include any capital gains resulting from portfolio turnover prior to consummation of the Reorganization that were not previously distributed and after reduction by any available losses. Consequently, Fund shareholders may well receive higher capital gain and ordinary dividend distributions than they would have received absent such portfolio turnover. The amount of capital gain or ordinary dividend distributions will be affected by the extent to which the Fund repositions its portfolio and the extent to which the Fund realizes gains from the sale of portfolio securities. The tax impact of any such distributions to an individual shareholder of the Fund will depend on whether the shareholder holds shares in a taxable account and other factors specific to each shareholder.

Other Information

Completion of the Reorganization is subject to a number of conditions. The Reorganization is currently expected to occur on or about March 22, 2019, though it may be delayed.

Before the close of the Reorganization, shareholders may redeem their shares of the Fund and receive the net asset value thereof, subject to any applicable contingent deferred sales charges (CDSC) or fees, pursuant to the procedures and restrictions set forth in the prospectus, or exchange their shares of the Fund for shares of the same class of another fund in the Lord Abbett Family of Funds that offers that class, pursuant to the procedures and restrictions set forth in the prospectus.

The Board and Lord Abbett Distributor LLC, the Fund’s distributor, each reserves the right at any time to modify or eliminate the terms described above, including on a case-by-case basis.

Please retain this document for your future reference.

The foregoing is not an offer to sell, nor a solicitation to buy, shares of National Tax Free Fund, nor is it a solicitation of any proxy. Once the registration statement relating to the Reorganization has been filed with the U.S. Securities and Exchange Commission (the “SEC”) and has become effective, a free copy of the prospectus relating to the Reorganization will be available and will provide important comparative information about each Fund’s objectives, strategies, risks, and fees and expenses. To obtain a free copy of the prospectus, please call 1-888-522-2388 after February 20, 2019 or visit www.lordabbett.com. You should carefully read and consider the prospectus before making any investment decisions. The prospectus also will be available without charge on the SEC’s web site (www.sec.gov).